ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED                                                                                                                     BOND NUMBER

 Quantitative Group of Funds                                                                                                                     87097110B
EFFECTIVE DATE                                                                           BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

 March 18, 2011                                           May 1, 2010 to May 1, 2011                                                                /S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on June 1, 2011

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN9.0-01 (10/08)
ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED                                                                                                                     BOND NUMBER

 Quantitative Group of Funds                                                                                                                     87097110B
EFFECTIVE DATE                                                                           BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

 May 26, 2011                                           May 1, 2010 to June 1, 2011                                                                /S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

Quantitative Investment Advisors, Inc.

is changed to:

Pear Tree Advisors, Inc.

Quantitative Institutional Services

is changed to:

Pear Tree Institutional Services

o	Quant Foreign Value Fund, a series of:
Quantitative Group of Funds

is changed to:

o	Pear Tree Polaris Foreign Value Fund, a series of:
Pear Tree Funds

o	Quant Foreign Value Small Cap Fund, a series of:
Quantitative Group of Funds

is changed to:

o	Pear Tree Polaris Foreign Value Small Cap Fund, a series of:
Pear Tree Funds

o	Quant Quality Fund, a series of:
Quantitative Group of Funds

is changed to:

o	Pear Tree Quality Fund, a series of:
Pear Tree Funds

o	Quant Small Cap Fund, a series of:
Quantitative Group of Funds

is changed to:

o	Pear Tree Columbia Small Cap Fund, a series of:
Pear Tree Funds

o	Quant Emerging Market Fund, a series of:
Quantitative Group of Funds

is changed to:

o	Pear Tree Emerging Markets Fund, a series of:
Pear Tree Funds

RN8.0-00 (1/02)
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.